EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars Except Ratio)

For the Year Ended December 31, 2002
(UNAUDITED)
Fixed Charges:
Consolidated interest cost and debt expense	$111
Proportionate share of interest cost and debt expense of 50 percent owned but not controlled investees(b)	4
Interest allocable to rental expense(c)	45

Total	$160

Earnings:
Consolidated loss before income tax benefit	$(73)
Minority interest in net income of subsidiaries having fixed charges	11
Proportionate share of income tax expense of 50 percent owned but not controlled investees	3
Equity in income of less than 50 percent owned investees	(17)
Dividends received from less than 50 percent owned investees	19
Fixed charges	160
Interest capitalized	(3)
Amortization of previously capitalized interest	1

Total	$101

Ratio of Earnings to Fixed Charges	.63 (d)

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all operations that are controlled (generally more than 50 percent owned). Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.
(b)	Consists of Sunoco’s share of interest cost and debt expense of the Epsilon Products Company, LLC (“Epsilon”) polypropylene joint venture in which the Company is a partner. Sunoco guarantees Epsilon’s $120 million term loan due in 2006 and borrowings under Epsilon’s $40 million revolving credit facility maturing in 2006, which amounted to $35 million at December 31, 2002. Epsilon’s interest and debt expense totalled $6 million for the year ended December 31, 2002.
(c)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.
(d)	Earnings are inadequate to cover fixed charges by $59 million.